CONTACT INFORMATION:
Investors and Media
Julie D. Tracy
Vice President, Investor Relations and Corporate Marketing
408-548-6500
jtracy@kyphon.com

Kyphon Reports Strong First Quarter 2006 Financial Results

*U.S. Business Drives Revenue Growth of 38%; EPS Increase of 27% and
Non-GAAP EPS Increase of 87%*

SUNNYVALE, Calif., April 27, 2006 (PR NEWSWIRE) -- Kyphon Inc.
(Nasdaq:KYPH) today announced that net sales for the quarter ending March 31, 2006
totaled $91.4 million, an increase of 38% over the $66.2 million in net sales reported for
the first quarter of 2005. Earnings per diluted share for the quarter increased 27% to
$0.19, which includes the impact of stock-based compensation under FAS 123(R),
compared to $0.15 for the same period a year ago.

Adoption of FAS 123(R) during the first quarter of 2006 resulted in a $4.3 million non-
cash charge to net income for stock-based compensation, or $0.09 per diluted share. First
quarter 2005 net income excludes the impact of stock-based compensation under FAS
123(R).

Non-GAAP net income for the first quarter of 2006, which excludes the FAS 123(R)
stock-based compensation charge, increased 100% to $12.8 million, or $0.28 per diluted
share compared to net income of $6.4 million, or $0.15 per diluted share, for the first
quarter of fiscal 2005. A reconciliation of GAAP and non-GAAP operating results is
provided below.

Kyphon's revenues for the first quarter included $75.5 million in net sales in the United
States and $15.9 million in net sales from its international operations, representing
growth in those markets of 30% and 90%, respectively, over the first quarter of 2005.
Revenue growth at constant foreign currency exchange rates for international and total
company was 107% and 40% respectively.

"I am very pleased that our performance in the first quarter marked another period of
strong execution for Kyphon," said Richard Mott, president and chief executive officer of
Kyphon. "Our revenue performance both in the U.S. and internationally continues to
reflect strong clinician adoption and the value to patients of the balloon kyphoplasty
procedure. Additionally, we made solid progress on key initiatives designed to fuel
future growth including increased clinical trial enrollments for our evidence-based
medicine programs, integration of the acquisition of InnoSpine and its functional
anaesthetic discography product line for discogenic back pain, expansion of our global
sales force, and training of new clinicians in performing balloon kyphoplasty using our

KyphX products," continued Mott. "We believe our dedicated, focused efforts to bring innovative technologies and new minimally invasive procedural solutions to spine specialists and patients are creating a foundation for continued growth and support for our customers," concluded Mott.

Financial Outlook for Full-Year 2006 and Quarter Ending June 30, 2006

For the full-year 2006, net sales are targeted to increase at least 30% versus 2005 to approximately $398 million. Net sales from the company's international operations are targeted to constitute 17% to 19% of total worldwide net sales for the full-year 2006.

For the second quarter of 2006, the company anticipates worldwide net sales of $97 million to $101 million, which represents an increase of 29% to 35% versus the second quarter of 2005. Net sales from the company's international operations are targeted to constitute 18% to 20% of total worldwide net sales in the second quarter.

The full-year 2006 target range for GAAP earnings per diluted share, which includes the impact of the implementation of stock-based compensation under FAS 123(R), is expected to be between $0.82 and $0.89. The target range for non-GAAP earnings per diluted share excluding the impact of FAS 123(R) is $1.19 to $1.26.

For the second quarter, the target range for GAAP earnings per diluted share including the impact of FAS 123(R) is $0.19 to $0.21. Excluding the impact of FAS 123(R), non-GAAP earnings per diluted share is targeted to be between $0.29 and $0.31.

A reconciliation of GAAP to non-GAAP earnings per diluted share for the company's financial outlook is as follows:

	Three Months Ending June 30, 2006	Year Ending December 31, 2006
Projected GAAP earnings per diluted share	$0.19- $0.21	$0.82- $0.89
Add: Stock-based compensation expense, net of taxes	0.10	0.37
Projected non-GAAP earnings per diluted share	$0.29 - $0.31	$1.19 - $1.26

Selected Metrics

Kyphon ended the first quarter of 2006 with 269 device sales representatives in the U.S. Internationally, the company ended the first quarter with approximately 97 sales professionals. Kyphon is planning to end 2006 with approximately 300 to 315 device sales representatives in the U.S., along with approximately 120 to 135 sales representatives outside of the U.S. These sales representatives work with spine specialists worldwide who perform, or who are candidates to perform, the kyphoplasty procedure and the primary care physician community, to educate them about the option of kyphoplasty. To date, approximately 5,300 spine specialists in the U.S. and 3,300 outside the U.S. have been trained to perform kyphoplasty. For the year 2006, Kyphon expects to train a total of approximately 1,800 physicians to perform kyphoplasty procedures, 900 in the U.S. and 900 outside of the U.S.

Use of Non-GAAP Financial Measures

Kyphon management believes that in order to properly understand Kyphon's short-term and long-term financial trends, investors may wish to consider the impact of certain charges. These charges result from facts and circumstances that vary in frequency and/or impact on continuing operations. In addition, Kyphon management uses results of operations before certain charges to evaluate the operational performance of the company and as a basis for strategic planning. Investors should consider these non-GAAP measures in addition to, and not as a substitute for, financial performance measures in accordance with GAAP.

Reconciliation of GAAP and Non-GAAP Operating Results

Non-GAAP first quarter 2006 results exclude the FAS 123(R) stock-based compensation charges. A reconciliation of Kyphon's non-GAAP operating results for the first quarter of 2006 is as follows (unaudited, in thousands, except per share amounts):

	Three Months Ended March 31, 2006			Three Months Ended March 31, 2005
	GAAP	**Adjustments (1)**	**Non-GAAP**	**GAAP**
U.S. net sales	$ 75,512	$ -	$ 75,512	$ 57,866
International net sales	15,916	-	15,916	8,368
Net sales	91,428	-	91,428	66,234
Cost of goods sold	10,965	(164)	10,801	7,925
Gross profit	80,463	164	80,627	58,309
Operating expenses:				
Research and development	8,589	(958)	7,631	5,460
Sales and marketing	45,386	(2,603)	42,783	34,985
General and administrative	13,568	(2,691)	10,877	7,698
Total operating expenses	67,543	(6,252)	61,291	48,143
Income from operations	12,920	6,416	19,336	10,166
Interest income and other, net	2,123	-	2,123	525
Income before income taxes	15,043	6,416	21,459	10,691
Provision for income taxes	6,550	2,077	8,627	4,270
Net income	$ 8,493	$ 4,339	$ 12,832	$ 6,421
Net income per share:				
Basic	$ 0.19	$ 0.10	$ 0.29	$ 0.15
Diluted	$ 0.19	$ 0.09	$ 0.28	$ 0.15
Weighted-average shares outstanding:				
Basic	44,032	-	44,032	41,843
Diluted	45,882	197	46,079	44,231

(1) Adjustments consist of stock-based compensation and the related tax effect. FAS 123(R) requires the company to estimate the cost of all forms of employee stock-based compensation, including employee stock options and awards under our employee stock

purchase plan, and to record a commensurate expense (which is subjective in nature) in the income statement. This non-GAAP presentation is given in part to enhance the understanding of the company's historical financial performance and comparability between periods in light of a change in accounting standards particularly since the company has not included stock-based compensation under FAS 123(R) as an expense in its financial statements before. In addition, the company strongly believes that the non-GAAP presentation to exclude stock-based compensation is relevant and useful information that will be widely used by analysts, investors, and other interested parties in the medical device industry. Accordingly, the company is disclosing this information to permit additional analysis of the company's performance.

Earnings Call Information

Kyphon will host a conference call today at 2:00 p.m. Pacific Time to discuss its first quarter 2006 results and expectations for 2006. A live webcast of the call will be available from the Investor Relations section of the company's corporate Web site at www.kyphon.com. The call will be archived on this site for a minimum of two months. An audio replay of the call will also be available beginning 6:00 p.m. Pacific Time on Thursday, April 27, 2006, until 12:00 a.m. Pacific Time on Thursday, May 18, 2006. To access the replay, dial (888) 203-1112 (U.S.) or (719) 457-0820 (International) and enter the access code 7088154.

About Kyphon Inc.

Kyphon develops and markets medical devices designed to restore spinal function using minimally invasive technologies. The company's *KyphX* line of products are used in balloon kyphoplasty, a minimally invasive procedure to treat spinal fractures caused by osteoporosis or cancer. For more information, visit Kyphon's Web site at http://www.kyphon.com.

Kyphon and KyphX are registered trademarks of Kyphon Inc.

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements include, but are not limited to, those that use words such as "believes," "expects," "anticipates," "targets," "intends," "plans," "projects," and words of similar effect, and specifically include the company's future financial projections and anticipated business direction and performance. Forward-looking statements are based on management's current preliminary expectations and are subject to risks, uncertainties and assumptions, which may cause the company's actual results to differ materially from the statements contained herein. Information on potential risk factors that could affect Kyphon, its business and its financial results are detailed in the company's periodic filings with the Securities and Exchange Commission (SEC), including, but not limited to, those risks and uncertainties listed in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations - Factors Affecting Future Operating Results," which can be found in Kyphon's annual report on Form 10-K for the year ended

December 31, 2005 filed with the SEC on March 3, 2006. Kyphon undertakes no obligation to release publicly any revisions to any forward-looking statements contained herein to reflect events or circumstances after the date hereof.

KYPHON INC.
CONDENSED CONSOLIDATED INCOME STATEMENTS
(in thousands, except per share amounts)
(unaudited)

	Three Months Ended March 31,	
	2006	2005
U.S. net sales	$ 75,512	$ 57,866
International net sales	15,916	8,368
Net sales	91,428	66,234
Cost of goods sold	10,965	7,925
Gross profit	80,463	58,309
Operating expenses:		
Research and development	8,589	5,460
Sales and marketing	45,386	34,985
General and administrative	13,568	7,698
Total operating expenses	67,543	48,143
Income from operations	12,920	10,166
Interest income and other, net	2,123	525
Income before income taxes	15,043	10,691
Provision for income taxes	6,550	4,270
Net income	$ 8,493	$ 6,421
Net income per share:		
Basic	$ 0.19	$ 0.15
Diluted	$ 0.19	$ 0.15
Weighted-average shares outstanding:		
Basic	44,032	41,843
Diluted	45,882	44,231

KYPHON INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, unaudited)

	March 31, 2006	December 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 92,084	$ 76,149
Investments	125,138	118,324
Accounts receivable, net	55,535	55,480
Inventories	9,934	9,265
Prepaid expenses and other current assets	7,922	5,899
Deferred tax assets	12,384	10,488
Total current assets	302,997	275,605
Property and equipment, net	20,166	15,977
Goodwill and other intangible assets, net	15,204	15,377
Deferred tax assets	6,749	6,749
Other assets	2,880	2,924
Total assets	$ 347,996	$ 316,632
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 10,551	$ 9,308
Accrued liabilities	54,143	49,793
Total current liabilities	64,694	59,101
Deferred rent and other	5,324	4,051
Contingent purchase price	3,556	3,424
Total liabilities	73,574	66,576
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.001 par value per share	44	44
Additional paid-in capital	246,386	231,312
Treasury stock, at cost	(201)	(201)
Deferred stock-based compensation, net	--	(116)
Accumulated other comprehensive income	855	172
Retained earnings	27,338	18,845
Total stockholders' equity	274,422	250,056
Total liabilities and stockholders' equity	$ 347,996	$ 316,632